Exhibit 99.3

CONVOCATION NOTICE OF THE MEETING

OF SAVING SHARE HOLDERS

In accordance with Art. 146, par. 2 of Lgs.D. 24th February 1998, the Saving share holders are called to the Special Meeting at the office in Piazza San Carlo, 158, Turin on 30th April 2007 at 3 p.m. on first call and, if necessary, on 2nd May 2007 at 3 p.m. on second call and on 4th May 2007 at 11 a.m. on third call same place to debate upon the following

AGENDA OF THE MEETING

1.                   Information on the expediency of commencing the conversion of non-convertible saving shares into ordinary shares in the Company on an obligatory equal basis. Related and consequent resolutions;

2.                   Attribution to the Common Representative of the shareholders in non-convertible savings of the responsibility to present to the company bodies a formal request to call an Extraordinary Meeting and subsequent Special Meeting according to the law, on the conversion of circulating non-convertible saving shares in the company Intesa Sanpaolo S.p.A. into an equal number of ordinary shares with the same characteristics as the ordinary shares currently in circulation. Related and consequent resolutions.

In accordance with Art. 9.1 of the Articles of Associations, participation in the Meeting is limited to those saving share holders with voting rights in Special Meeting and who have sent the Company, within the time indicated for the start of the Meeting on first call, the official “communication” of the authorized intermediary testifying to their legitimacy.

To facilitate entry to the Meeting, saving share holders are kindly requested to arrive with a copy of the above-mentioned communication.

In the fifteen days preceding the Meeting, the report on the points on the agenda will be deposited at the registered office and at Borsa Italiana S.p.A.. Shareholders may obtain a copy.

                                                            Prof. Paolo Sfameni
Common Representative of the saving share holders

INFORMATION FOR SHAREHOLDERS

Meeting documents may be found on the website www.intesasanpaolo.com or requested from the following addresses: fax +39 011 555 6396, +39 02 8794 3123; e-mail: segreteria.societaria@intesasanpaolo.com, investor.relations@intesasanpaolo.com.

The Company Secretariat and Investor Relations are available for further information (tel. + 39 011 555 6093, +39 02 8794 3571, 8.30 a.m. to 5 p.m.).

Shareholders are kindly requested to arrive at the Meeting before the time of convocation to facilitate entry procedures and therefore allow the meeting to begin punctually.

Intesa Sanpaolo S.p.A.   Parent Bank of the Intesa Sanpaolo Banking Group   Registered in the Register of Banking Groups   Registered Office: Piazza San Carlo 156, Turin, Italy   Share capital euro 6,646,436,318.60   Registration number in the Turin Register of Companies and fiscal code 00799960158, VAT number 10810700152   Member of the Interbank Deposit Guarantee Fund and the National Guarantee Fund   Registration number in the Register of Banks 5361